UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi, İsmet İnönü Caddesi, No:20

Küçükyalı B Blok Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated June 22, 2026 announcing the CMB approval of the registrant's debt instrument issuance.

Istanbul, June 22, 2026

Announcement Regarding the CMB Approval of Debt Instrument Issuance

With reference to our Company's announcement dated April 22, 2026, the Capital Markets Board approved our application to issue domestic debt instrument on June 17, 2026 with the decision number 37/1125.

Authorized Member Decision Date	06.11.2025
Issue Limit and Currency Unit	15,000,000,000 TRY
Issue Limit Security Type	Debt Securities
Sale Type	Private Placement – Sale to Qualified Investor
Domestic/Oversea	Domestic
Capital Market Board Application Date	22.04.2026
Capital Market Board Application Result	Approval
Capital Market Board Approval Date	17.06.2026
Expiry Date of Issue Limit	17.06.2027

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: June 22, 2026	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: June 22, 2026	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer